UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                               GENSIA SICOR INC.
-----------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, $.01 par value per share
-----------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 372450 10  6
                                (CUSIP Number)
                          ---------------------------
                                  Carlo Salvi
                 SICOR-Societa Italiana Corticosteroidi S.p.A.
                               Via Terrazzano 77
                               20017 Rho, Milan
                                     Italy
                               011-39-2-930-3981
-----------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  Copies to:
                                  Alan Klein
                          Simpson Thacher & Bartlett
                                99 Bishopsgate
                           London EC2M 3YH, England
                              011-44-171-422-4000

                                 May 19, 1997
                          ---------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  372450 10 6                 13D

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          RAKEPOLL FINANCE N.V.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |_|
                                                                      (b) |_|
          JOINT FILING

 3   SEC USE ONLY


 4   SOURCE OF FUNDS

          OO

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                   |_|

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          NETHERLANDS ANTILLES

              7    SOLE VOTING POWER
 NUMBER OF
   SHARES             29,500,000
BENEFICIALLY
  OWNED BY    8    SHARED VOTING POWER
    EACH
  REPORTING           NONE
   PERSON
    WITH      9    SOLE DISPOSITIVE POWER

                      29,500,000

             10    SHARED DISPOSITIVE POWER

                      NONE

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          29,500,000

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          39.7%

 14  TYPE OF REPORTING PERSON

          CO

CUSIP No.  372450 10 6                 13D


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          KARBONA INDUSTRIES LTD.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |_|
                                                                      (b) |_|
          JOINT FILING

 3   SEC USE ONLY


 4   SOURCE OF FUNDS

          OO

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                   |_|


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          BAHAMAS

              7    SOLE VOTING POWER
  NUMBER OF
   SHARES              29,500,000
BENEFICIALLY
   OWNED BY   8    SHARED VOTING POWER
    EACH
  REPORTING           NONE
   PERSON
    WITH      9    SOLE DISPOSITIVE POWER

                      29,500,000

              10   SHARED DISPOSITIVE POWER

                    NONE

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          29,500,000

 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|

 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          39.7%

 14  TYPE OF REPORTING PERSON

          HC

CUSIP No.  372450 10 6                 13D


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          CARLO SALVI

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |_|
                                                                      (b) |_|
          JOINT FILING

 3   SEC USE ONLY


 4   SOURCE OF FUNDS

          OO, PF

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                   |_|


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          SWITZERLAND

              7    SOLE VOTING POWER
 NUMBER OF
   SHARES             30,090,000
BENEFICIALLY
  OWNED BY    8    SHARED VOTING POWER
   EACH
REPORTING             NONE
  PERSON
   WITH       9    SOLE DISPOSITIVE POWER

                      30,090,000

             10    SHARED DISPOSITIVE POWER

                      NONE

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          30,090,000

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          40.5%

 14  TYPE OF REPORTING PERSON

          IN

                       STATEMENT PURSUANT TO RULE 13d-1

                                    OF THE

                         GENERAL RULES AND REGULATIONS

                                   UNDER THE

                  SECURITIES EXCHANGE ACT OF 1934, AS AMENDED


          Items 3, 4, 5, 6 and 7 of the statement on Schedule 13D filed jointly on March 10, 1997 (as amended from time to time, this "Schedule 13D") pursuant to Rule 13d-1 promulgated under Section 13(d) of the Securities Exchange Act of 1934 by Rakepoll Finance N.V., Karbona Industries Ltd. and Carlo Salvi are hereby amended by adding to such items the information set forth below. Unless stated otherwise, capitalized terms have the meanings previously set forth in this Schedule 13D.


Item 3.   Source and Amount of Funds or Other Consideration.

          On March 31, 1997, in a private placement (the "Private Placement") by the Company pursuant to a Unit Purchase Agreement, dated as of March 27, 1997, among the Company and certain accredited investors, including Salvi (the "Unit Purchase Agreement"), Salvi personally acquired 100,000 Units for a purchase price of $4.1875 per Unit in cash. Each Unit consists of one share of Common Stock and a warrant to purchase one-half share of Common Stock (at a per share exercise price of $4.1875) for each share of Common Stock purchased by Salvi in the Private Placement and held by him until December 31, 1997.

          A copy of the Unit Purchase Agreement is incorporated by reference as an exhibit to this Schedule 13D and the descriptions of the terms of such agreement and the Units contained in this Item 3 are qualified in their entirety by reference to such exhibit.


Item 4.   Purpose of Transaction.

          In connection with the investment in the Company by Health Care Capital Partners L.P. ("HCCP"), pursuant to the Securities Purchase Agreement, dated as of May 1, 1997, between HCCP and the Company (the "HCCP Agreement"), the Company and Rakepoll Finance entered into Amendment No. 3, dated as of May 19, 1997 ("Amendment No. 3"), to the Shareholder's Agreement in order to amend certain terms of the Shareholder's Agreement governing Rakepoll Finance's investment in the Company.

          Pursuant to Amendment No. 3, the period during which Rakepoll Finance is prohibited under the Shareholder's Agreement, subject to certain exceptions previously described in this Schedule 13D, from (i) disposing of any shares of Common Stock (and from permitting any affiliate thereof to do so) and (ii) disposing of any shares of the capital stock of any subsidiary thereof that owns shares of Common Stock is extended from a period of twelve months to a period of eighteen months after the Closing Date.

          In addition, the period during which the Initiating Holders may request that the Company file a registration statement under the Act covering the registration of the Registrable Securities is also extended by such Amendment No. 3 from a period of twelve months to a period of eighteen months after the Closing Date.

          As an inducement for HCCP to enter into the Securities Purchase Agreement, Rakepoll Finance also entered into a Letter Agreement, dated as of May 1, 1997, with HCCP (the "Rakepoll Finance Letter Agreement") pursuant to which it agreed that it would cause its designees on the Board to vote as necessary in order to cause the election to the Board of one HCCP designee on the closing date of the Securities Purchase Agreement (the "HCCP Closing Date"). On May 19, 1997, the HCCP Closing Date, Carlos Ferrer, a member of Ferrer Freeman Thompson and Co. LLC, the general partner of HCCP, was elected to the Board as HCCP's designee.

          Thereafter, pursuant to the Rakepoll Finance Letter Agreement, Rakepoll Finance also agreed that it and its affiliates would vote all of their Common Stock in any election of directors of the Company in favour of one director designated by HCCP so long as HCCP and/or its affiliates and affiliates of its general partner continue to hold at least $10,000,000 in aggregate liquidation value or stated value of the Company's 2.675% Subordinated Convertible Notes due May 1, 2004 or Series A Convertible Preferred Stock.

          In addition, as an inducement to Rakepoll Finance to consent to certain actions contemplated by the Securities Purchase Agreement, HCCP also entered into a Letter Agreement, dated as of May 1, 1997, with Rakepoll Finance (the "HCCP Letter Agreement") pursuant to which it agreed that it would cause its designees on the Board to vote as necessary in order to cause the election to the Board of the Investor Directors.

          A copy of each of Amendment No. 3, the Rakepoll Finance Letter Agreement and the HCCP Letter Agreement is attached as an exhibit to this
Schedule 13D and the descriptions of the terms of such amendment and agreements contained in this Item 4 are qualified in their entirety by reference to such exhibits.

          Except as discussed in this Schedule 13D, none of the Reporting Persons has any present plans or proposals that relate to or that could result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. Each of the Reporting Persons reserves the right, either individually or in any combination thereof or together with one or more other shareholders of the Company, at any time, to reconsider and change its plans or proposals relating to the foregoing depending upon the circumstances prevailing at such time.


Item 5.   Interest in Securities of the Issuer.

          According to the Company's quarterly report on Form 10-Q for the period ended March 31, 1997, the Company had 74,338,932 shares of Common Stock outstanding on such date. The Common Stock ownership percentages set forth below are based on that number of shares of Common Stock outstanding.

          (a) Under the definition of "beneficial ownership" set forth in Rule 13d-3 under the Exchange Act by virtue of the consummation of the Stock Exchange, each of the Reporting Persons may be deemed to beneficially own, either directly or indirectly, 29,500,000 shares of Common Stock, representing approximately 39.7% of Common Stock outstanding.

          Further, Salvi, pursuant to the Unit Purchase Agreement, has personally acquired 100,000 additional shares of Common Stock and certain other of his wholly-owned companies have acquired a total of 490,000 additional shares of Common Stock in prior transactions. As a result, under the definition of "beneficial ownership" set forth in Rule 13d-3 under the Exchange Act, Salvi may be deemed to indirectly beneficially own an additional 590,000 shares of Common Stock. Taking account of such additional shares of Common Stock, Salvi may be deemed to beneficially own a total of 30,090,000 shares of Common Stock, representing approximately 40.5% of Common Stock outstanding.

          (b) Each of Rakepoll Finance and Karbona may be deemed to have sole voting and dispositive power with respect to 29,500,000 shares of Common Stock. There are no shares of Common Stock with respect to which either Rakepoll Finance or Karbona shares voting or dispositive power. Salvi may be deemed to have sole voting and dispositive power with respect to 30,090,000 shares of Common Stock. There are no shares of Common Stock with respect to which Salvi shares voting or dispositive power.

          (c) Except as set forth elsewhere herein, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, no other person described in Item 2 of this Schedule 13D has engaged in any transaction during the past 60 days in any Common Stock.

          (d) None of the Reporting Persons knows of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.

          (e) Not Applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          The information set forth in Item 4 above is incorporated herein by reference. Other than as set forth in this Item 6, none of the Reporting Persons has any knowledge of any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this
Schedule 13D and between such persons and any person with respect to any securities of the Company.


Item 7.   Material to Be Filed as Exhibits.

Exhibit 6 Unit Purchase Agreement, dated as of March 27, 1997, among the Company and certain accredited investors (Incorporated herein by reference to Exhibit 4.2 to the Company's quarterly report on Form 10-Q for the quarter ended March 31, 1997)

Exhibit 7 Amendment No. 3 to the Shareholder's Agreement, dated as of May 19, 1997, between the Company and Rakepoll Finance

Exhibit 8 Letter Agreement, dated May 1, 1997, between Rakepoll Finance and HCCP

Exhibit 9    Letter Agreement, dated May 1, 1997, between HCCP and Rakepoll
             Finance

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                         RAKEPOLL FINANCE N.V.

                                         By:  /s/ Carlo Salvi
                                              Name: Carlo Salvi
                                              Title: Chairman of the Board


DATED:  May 21, 1997

                               INDEX OF EXHIBITS



Exhibit Number       Description

6. Unit Purchase Agreement, dated as of March 27, 1997, among the Company and certain accredited investors (Incorporated herein by reference to Exhibit 4.2 to the Company's quarterly report on Form 10-Q for the quarter ended March 31, 1997)

7. Amendment No. 3 to the Shareholder's Agreement, dated as of May 19, 1997, between the Company and Rakepoll Finance

8.                   Letter Agreement, dated May 1, 1997, between Rakepoll
                     Finance and HCCP

9.                   Letter Agreement, dated May 1, 1997, between HCCP and
                     Rakepoll Finance